Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

JSE share code: DRD

ISIN: ZAE000058723

NYSE trading symbol: DRD

(“DRDGOLD” or the “Group” or the “Company”)

CONDENSED CONSOLIDATED UNAUDITED INTERIM RESULTS

FOR THE SIX MONTHS ENDED 31 DECEMBER 2020 AND DIVIDEND DECLARATION

INTRODUCTION

The contents of this short form announcement are the responsibility of the board of directors of DRDGOLD (“Board”).

Shareholders are advised that this short form announcement represents a summary of the information contained in the full announcement and does not contain full or complete details.

Any investment decisions by investors and/or shareholders should therefore be based on consideration of the full announcement, accessible via the JSE Limited (“JSE”) link at https://senspdf.jse.co.za/documents/2021/JSE/ISSE/DRD/Interim_21.pdf and also available for viewing on the Group’s website at https://www.drdgold.com/investors-and-media/financials/2021.

A copy of the full announcement is available for inspection, at DRDGOLD’s registered office and at the offices of its sponsor at no charge during normal business hours on Mondays to Fridays from today, 16 February 2021, until Tuesday, 23 February 2021.

KEY FINANCIAL RESULTS SUMMARY

	Six months ended 31 December 2020	Six months ended 31 December 2019	% increase
Revenue – R million	2,977.4	2,111.4	41%
Operating profit – R million	1,441.8	719.6	100%
Earnings per share – South African (“SA”) cents per share (“cps”)	111.0	48.5	129%
Headline earnings per share – cps	111.0	48.4	129%
Interim dividend – cps	40	25	60%

DIVIDEND

The Board has declared an interim cash dividend of 40 SA cps for the six months ended 31 December 2020 as follows:

•	the dividend has been declared out of income reserves;

•	the local Dividend Withholding Tax rate is 20% (twenty per cent);

•	the gross local dividend amount is 40 SA cents per ordinary share for shareholders exempt from Dividend Withholding Tax;

•	the net local dividend amount is 32 SA cents per ordinary share for shareholders liable to pay Dividend Withholding Tax;

•	DRDGOLD currently has 864,588,711 ordinary shares in issue (which includes 9,474,920 treasury shares); and

•	DRDGOLD’s income tax reference number is 9160/013/60/4.

In compliance with the requirements of Strate Proprietary Limited (“Strate”) and the JSE Limited Listings Requirements, given the Company’s primary listing on the exchange operated by the JSE, the salient dates for payment of the dividend are as follows:

•	last date to trade ordinary shares cum-dividend: Tuesday, 2 March 2021;

•	ordinary shares trade ex-dividend: Wednesday, 3 March 2021;

•	record date: Friday, 5 March 2021; and

•	payment date: Monday, 8 March 2021.

On payment date, dividends due to holders of certificated securities on the SA share register will either be electronically transferred to such shareholders’ bank accounts or, in the absence of suitable mandates, dividends will be held in escrow by the Company until suitable mandates are received to electronically transfer dividends to such shareholders.

Dividends in respect of dematerialised shareholdings will be credited to such shareholders’ accounts with the relevant Central Securities Depository Participant (CSDP) or broker.

To comply with the further requirements of Strate, between Wednesday, 3 March 2021 and Friday, 5 March 2021, both days inclusive, no transfers between the SA share register and any other share register will be permitted and no ordinary shares pertaining to the SA share register may be dematerialised or rematerialised.

The currency conversion date for the Australian and United Kingdom share registers will be Monday, 8 March 2021.

The holders of American Depositary Receipts (“ADRs”) should confirm dividend details with the depository bank. Assuming an exchange rate of R15.00/$1, the dividend payable on an ADR is equivalent to 21 United States cents for ADR holders liable to pay dividend tax. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

ANNUAL REPORT

As previously advised in the announcement published on the Stock Exchange News Service of the JSE on Thursday, 29 October 2020, DRDGOLD filed its Annual Report on Form 20-F for the year ended 30 June 2020 (the “2020 Annual Report”) with the United States. Securities and Exchange Commission (the “SEC”) on Thursday, 29 October 2020.

The 2020 Annual Report can be downloaded from the SEC’s website (http://www.sec.gov) and is also available on DRDGOLD’s corporate website (http://www.drdgold.com). Hard copies of DRDGOLD’s complete 2020 audited financial statements can be provided, free of charge, upon request.

On behalf of the Board

GC Campbell Non-Executive Chairman	DJ Pretorius Chief Executive Officer

Johannesburg

16 February 2021

DIRECTORS - (*British) (#Independent) (^Lead Independent)

Executives:

DJ (Niël) Pretorius (Chief Executive Officer)

AJ (Riaan) Davel (Chief Financial Officer)

Non-Executives:

GC Campbell*# (Non-Executive Chairman); EA Jeneker #^; JA Holtzhausen #, TVBN Mnyango#, JJ Nel#, P Lebina#, TJ Cumming, C Flemming#

Company Secretary:

E Beukes

Investor Relations:

For further information, contact Niël Pretorius at:

Tel: (+27) (0)11 470 2600, Fax: (+27) (0)11 470 2618, Website: http://www.drdgold.com

Registered Office:

Constantia Office Park

Cnr 14th Avenue and Hendrik Potgieter Road

Cycad House, Building 17, Ground Floor

Weltevreden Park, 1709

South Africa

Sponsor:

One Capital

17 Fricker Road, Illovo, 2196